恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.

6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561



Our Ref.: HASE/JY/HL/02490



6th November, 2002.

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.



Dear Sirs,

***Re: Joint Announcement***

We enclose for your information a copy of the announcement *(in English)* of the Company on 5th November, 2002, of the proposed privatisation of Henderson Investment Limited by the Company by way of a scheme of arrangement and discloseable and connected transaction for the Company which has been advertised in newspapers on 6th November, 2002.

Yours faithfully,

John Yip
Company Secretary



11/18

Encl.

JY/pm

**HENDERSON LAND DEVELOPMENT COMPANY LIMITED**
*(Incorporated in Hong Kong with limited liability)*

**HENDERSON INVESTMENT LIMITED**
*(Incorporated in Hong Kong with limited liability)*

# JOINT ANNOUNCEMENT

# (1) PROPOSED PRIVATISATION OF HENDERSON INVESTMENT LIMITED BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT

# (2) DISCLOSEABLE AND CONNECTED TRANSACTION FOR HENDERSON LAND DEVELOPMENT COMPANY LIMITED

**Financial Adviser to Henderson Land Development Company Limited**

**HSBC**

**The Hongkong and Shanghai Banking Corporation Limited**

*Scheme of arrangement*

The directors of HLD and HIL jointly announce that on 5th November, 2002, HLD requested the HIL Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance.

The Proposal will be implemented by way of the Scheme. HLD proposes that all Scheme Shares will be cancelled in exchange for HK$7.35 in cash for each Scheme Share.

The listing of the HIL Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme, and HIL will become a wholly-owned subsidiary of HLD. The Proposal is conditional upon the fulfillment or waiver, as applicable, of the conditions described in the section headed "Conditions of the Proposal" below. All conditions will have to be fulfilled or waived, as applicable, on or before 31st January, 2003 (or such later date as HIL and HLD may agree).

As at the Announcement Date, the Scheme Shareholders were interested in 747,083,536 HIL Shares, representing about 26.52% of the issued share capital of HIL. The amount of cash required for the Proposal is about HK$5,491 million. HLD intends to finance the cash required for the Proposal from bank borrowings. HSBC, HLD's financial adviser, is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal. As at the Announcement Date, there were no outstanding options, warrants or convertible securities issued by HIL.

*Shareholding in HIL*

As at the Announcement Date, HLD was interested in 2,070,243,859 HIL Shares, representing about 73.48% of the issued share capital of HIL. In addition to his deemed interests in HIL Shares in which HLD is interested, Dr. Lee Shau Kee, the Chairman of HLD, was also interested in 40,395,084 HIL Shares, representing about 1.43% of the issued share capital of HIL. Mr. Lee King Yue, Mr. Lo Tak Shing, Mr. Leung Sing, Mr. Lee Tat Man and Mr. Ho Wing Fun, who are HLD Directors are presumed to be parties acting in concert with HLD, were interested in 1,001,739 HIL Shares, 404,375 HIL Shares, 150,000 HIL Shares, 6,666 HIL Shares and 1,100 HIL Shares respectively (representing in aggregate about 0.06% of the issued share capital of HIL). Hong Kong Ferry (Holdings) Company Limited ("HK Ferry"), an associated company of HIL, was also interested in 4,406,000 HIL Shares representing 0.16% of the issued share capital of HIL.

*Connected transaction and discloseable transaction for HLD*

The HIL Shares in which Dr. Lee Shau Kee and the other HLD Directors mentioned above were interested in have an aggregate value of about HK$308 million based on the Cancellation Price. The payment of the consideration to Dr. Lee Shau Kee and such HLD Directors in consideration for the cancellation of their interests in HIL constitutes a connected transaction for HLD under the Listing Rules. However, as the aggregate value of the consideration to be paid of about HK$308 million represents less than 3 per cent. of the net tangible assets of HLD as at 30th June, 2002 based on its audited consolidated accounts as at that date, approval from the independent shareholders of HLD will not be required. The Scheme Shareholders include independent shareholders, HK Ferry and such HLD Directors mentioned above.

The Proposal also constitutes a discloseable transaction for HLD under the Listing Rules and a circular containing details of the Proposal will be despatched to HLD Shareholders as soon as practicable.

*Despatch of scheme document*

A scheme document of HIL containing, among other things, further details about the Proposal and the Scheme, a notice of the Court Meeting and a notice of an extraordinary general meeting of HIL will be sent to the HIL Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

*Suspension of trading*

At the request of HLD and HIL respectively, trading in HLD Shares and HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 5th November, 2002 pending the issue of this announcement. Applications have been made by HLD and HIL respectively to the Stock Exchange for the resumption of trading in HLD Shares and HIL Shares with effect from 9:30 a.m. on 6th November, 2002.

**Shareholders of HLD and/or HIL and/or potential investors in the companies should be aware that the implementation of the Proposal is subject to the conditions set out below being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in HLD Shares and HIL Shares.**

## INTRODUCTION

On 5th November, 2002, HLD, the controlling shareholder of HIL holding through its subsidiaries 73.48% of the issued share capital of HIL as at the Announcement Date, requested the HIL Directors to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of HIL by way of a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation of all the Scheme Shares.

## TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$7.35 in cash for each Scheme Share held.

As at the Announcement Date, there were 2,817,327,395 HIL Shares in issue and the Scheme Shareholders were interested in 747,083,536 HIL Shares, representing about 26.52% of the issued share capital of HIL. The amount of cash required for the Proposal is approximately HK$5,491 million.

The cash consideration of HK$7.35 per Scheme Share represents:

- a premium of about 23.5% over the closing price of HK$5.95 per HIL Share as quoted on the Stock Exchange on 4th November, 2002 (being the last trading day prior to the suspension of trading in the HIL Shares pending the issue of this announcement);

- a premium of about 25.2% over the average closing price of about HK$5.87 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the five trading days up to and including 4th November, 2002;

- a premium of about 22.7% over the average closing price of about HK$5.99 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 20 trading days up to and including 4th November, 2002;

- a premium of about 20.2% over the average closing price of about HK$6.12 per HIL Share based on the daily closing prices as quoted on the Stock Exchange over the 60 trading days up to and including 4th November, 2002; and

- a premium of about 8.4% to the NTAV per HIL Share of about HK$6.78.

On the basis of the consideration of HK$7.35 per Scheme Share, which was arrived at after taking into account the above, the Proposal values the entire issued share capital of HIL at about HK$20,707 million. HLD intends to finance the cash required for the Proposal of approximately HK$5,491 million from bank borrowings. HSBC, HLD's financial adviser, is satisfied that sufficient financial resources are available to HLD for the implementation of the Proposal.

## INFORMATION ON HIL

HIL is a company incorporated in Hong Kong with limited liability and the HIL Shares have been listed on the Stock Exchange since September 1972. HIL is a holding company. The principal activities of its subsidiaries are property development and investment, investment holding, retailing and hotel business in Hong Kong.

An overview of the shareholding structure of the HIL Group is set out below. The chain principle as referred to under note 8 to Rule 26.1 of the Takeovers Code is not applicable in the context of the Proposal as HLD already has statutory control over HIL.


65.21%
Dr. Lee Shau Kee
HLD
1.43%
73.48%
HIL
0.18%
36.42%
30.98%
43.67%
66.67%
The Hong Kong and China Gas Company Limited ("HK Gas")
HK Ferry
Miramar Hotel and Investment Company Limited ("Miramar")
Henderson Cyber Limited ("Henderson Cyber")
18.05%

*Note: HK Gas, HK Ferry and Miramar are all listed on the Main Board of the Stock Exchange whilst Henderson Cyber is listed on the Growth Enterprise Market of the Stock Exchange.*

A summary of the audited consolidated results of HIL for each of the years ended 30th June, 2001 and 30th June, 2002 is set out below:

| | **For the year ended 30th June,** | |
|---|---|---|
| | **2001** | **2002** |
| | *HK$'000* | *HK$'000* |
| Turnover | 1,050,751 | 1,188,322 |
| Operating profits | 366,256 | 306,025 |
| Profits before taxation | 2,224,809 | 2,032,651 |
| Profits after tax but before minority interests | 1,989,328 | 1,782,519 |
| Profits attributable to HIL Shareholders | 1,977,849 | 1,780,158 |

The NTAV was about HK$19,099 million, or about HK$6.78 per HIL Share (based on 2,817,327,395 HIL Shares in issue as at the Announcement Date).

**INFORMATION ON HLD**

HLD is a company incorporated in Hong Kong with limited liability and the HLD Shares have been listed on the Stock Exchange since 1981. HLD is an investment holding company. The principal activities of its subsidiaries are property development and investment, project management, construction, property management, finance and investment holding in Hong Kong as well as property development and investment in the PRC.

## SHAREHOLDING STRUCTURE OF HIL

The table below sets out the shareholding structure of HIL as at the Announcement Date and immediately upon completion of the Proposal:

| | As at the Announcement Date | | Upon completion of the Proposal *(Note 2)* | |
|---|---|---|---|---|
| | **Number of HIL Shares** | **%** | **Number of HIL Shares** | **%** |
| HLD | 2,070,243,859 | 73.48 | 2,817,327,395 | 100.0 |
| Dr. Lee Shau Kee *(Note 1)* | 40,395,084 | 1.43 | | |
| Mr. Lee King Yue | 1,001,739 | 0.04 | | |
| Mr. Lo Tak Shing | 404,375 | 0.01 | | |
| Mr. Leung Sing | 150,000 | 0.01 | | |
| Mr. Lee Tat Man | 6,666 | 0.00 | | |
| Mr. Ho Wing Fun | 1,100 | 0.00 | | |
| HK Ferry | 4,406,000 | 0.16 | | |
| Sub-total *(Note 3)* | 2,116,608,823 | 75.13 | | |
| Others | 700,718,572 | 24.87 | | |
| | 2,817,327,395 | 100.00 | 2,817,327,395 | 100.0 |

*Note 1: The figure includes Dr. Lee Shau Kee's personal interests and family interests but excludes his deemed interests in HIL Shares in which HLD is interested.*

*Note 2: Under the Scheme, the share capital of HIL will be reduced by cancelling and extinguishing the Scheme Shares. Forthwith upon such reduction, the authorised share capital of HIL will be increased to its former amount by the creation of the same number of new HIL Shares (the "New HIL Shares") as the cancelled Scheme Shares through applying the credit arising in HIL's books of account as a result of such capital reduction in paying up in full at par the New HIL Shares, which will be allotted and issued, credited as fully paid, to HLD or its subsidiaries or as it may direct.*

*Note 3: The figure represents the aggregate shareholding of HLD and parties presumed to be acting in concert with HLD.*

Following the effective date of the Scheme and the withdrawal of listing of the HIL Shares on the Stock Exchange, HIL will become a wholly-owned subsidiary of HLD.

As at the Announcement Date, there were no outstanding options, warrants or convertible securities issued by HIL.

## REASONS FOR AND BENEFITS OF THE PROPOSAL

The HLD Directors consider that the Proposal is in the best interest of the HLD Shareholders as it will result in a leaner group structure through eliminating one of the HLD Group's listed vehicles. In addition, HLD will be able to increase its effective interests in HK Gas, HK Ferry, Miramar and Henderson Cyber and directly benefit from the future prospects of these companies.

Upon the Scheme becoming effective, HIL will become a wholly-owned subsidiary of HLD. HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the effective date of the Scheme. It is the intention of HLD to maintain the existing businesses of the HIL Group upon the successful privatisation of HIL.

Over the two years ended on 4th November, 2002, the HIL Shares have been traded within the range of HK$4.68 to HK$7.35 per HIL Share with an average closing price of about HK$6.05 per HIL Share.

The Cancellation Price represents a premium of about 8.4% to the NTAV per HIL Share and a premium of about 25% and 20% over the 5-day and 60-day average closing price per HIL Share (up to and including 4th November, 2002), respectively.

The HIL Directors believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investments in HIL at a premium to the prevailing market price of the HIL Shares. In the circumstances, the HIL Directors have decided to put forward the Proposal to the Scheme Shareholders for their consideration.

**CONDITIONS OF THE PROPOSAL**

The Proposal will become effective and binding on HIL and all HIL Shareholders subject to the fulfillment or waiver (as applicable) of the following conditions:

(a) the approval (by way of a poll) of the Scheme by a majority in number of the HIL Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of the HIL Shares that are voted either in person or by proxy by the HIL Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved by the HIL Independent Shareholders at the Court Meeting holding more than 10% in value of all the HIL Shares held by the HIL Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of HIL ) by a majority of at least three-fourths of the votes cast by the HIL Shareholders present and voting, in person or by proxy, at an extraordinary general meeting of HIL;

(c) the sanction of the Scheme (with or without modifications) by the Court of Hong Kong and confirmation of the reduction of capital involved in the Scheme;

(d) an office copy of the order of the Court of Hong Kong, together with a minute containing the particulars required by Section 61 of the Companies Ordinance, being registered by the Registrar of Companies in Hong Kong;

(e) the Authorisations having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(g) all bank and other necessary consents which may be required under any existing contractual obligations of HIL being obtained.

HLD reserves the right to waive conditions (e), (f) and/or (g), either in whole or in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31st January, 2003 (or such later date as HIL and HLD may agree), otherwise the Scheme will lapse.

**Warning:**

**Shareholders of HLD and/or HIL and/or potential investors in the companies should be aware that the implementation of the Proposal is subject to the conditions set out above being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in HLD Shares and HIL Shares.**

## WITHDRAWAL OF LISTING OF HIL SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the HIL Shares held by the Scheme Shareholders will thereafter cease to have effect as documents or evidence of title. HIL will apply to the Stock Exchange for the withdrawal of the listing of the HIL Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates on which the Scheme and the withdrawal of the listing of the HIL Shares on the Stock Exchange will become effective. The Scheme will lapse if it does not become effective on or before 31st January, 2003 or such later date as HIL and HLD may agree, and the Scheme Shareholders will be notified by way of a press announcement accordingly. A detailed timetable of the Proposal will be included in a scheme document of HIL to be despatched to HIL Shareholders, which will also contain, among other things, further details of the Proposal and the Scheme.

## OVERSEAS SHAREHOLDERS OF HIL

The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas shareholders of HIL wishing to accept the Proposal to satisfy themselves as to the full

observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

## SUSPENSION AND RESUMPTION OF TRADING

At the request of HLD and HIL respectively, trading in HLD Shares and HIL Shares on the Stock Exchange was suspended from 9:30 a.m. on 5th November, 2002 pending the issue of this announcement. Applications have been made by HLD and HIL respectively to the Stock Exchange for the resumption of trading in HLD Shares and HIL Shares with effect from 9:30 a.m. on 6th November, 2002.

## MEETINGS

As at the Announcement Date, HLD was interested in 2,070,243,859 HIL Shares, representing about 73.48% of the issued share capital of HIL. Such HIL Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting and the extraordinary general meeting of HIL to approve and give effect to the Scheme. In view of the interests of HLD in the Proposal, parties acting in concert with HLD will abstain from voting on the Scheme at the Court Meeting. In addition to his deemed interests in HIL Shares in which HLD is interested, Dr. Lee Shau Kee, the Chairman of HLD was also interested in 40,395,084 HIL Shares, representing about 1.43% of the issued share capital of HIL as at the Announcement Date. HK Ferry was also interested in 4,406,000 HIL Shares representing 0.16% of the issued share capital of HIL.

Mr. Lee King Yue, Mr. Lo Tak Shing, Mr. Leung Sing, Mr. Lee Tat Man and Mr. Ho Wing Fun, who are HLD Directors and presumed to be parties acting in concert with HLD, were interested in 1,001,739 HIL Shares, 404,375 HIL Shares, 150,000 HIL Shares, 6,666 HIL Shares and 1,100 HIL Shares respectively (representing in aggregate about 0.06% of the issued share capital of HIL) as at the Announcement Date.

As such, Dr. Lee Shau Kee, Mr. Lee King Yue, Mr. Lo Tak Shing, Mr. Leung Sing, Mr. Lee Tat Man, Mr. Ho Wing Fun and HK Ferry will abstain from voting on the Scheme at the Court Meeting and the extraordinary general meeting of HIL to approve and give effect to the Scheme, but the HIL Shares held by them will form part of the Scheme Shares.

## GENERAL

HLD has appointed HSBC as its financial adviser in connection with the Proposal.

Apart from Mr. Lee King Yue (both a HLD Director and a HIL Director), who bought 5,000 HIL Shares at HK$6.45 per HIL Share on 8th May, 2002, none of HLD, the directors of HLD or the directors of HIL has dealt in the HLD Shares and HIL Shares for value in the period of six months preceding and ending on the date of this announcement. During such period, there were no outstanding options, warrants or convertible securities issued by HLD or HIL.

An independent board committee of HIL will be formed to advise the HIL Independent Shareholders in connection with the Proposal. An independent financial adviser of HIL will be appointed to advise the independent board committee of HIL in connection with the Proposal and/or the Scheme.

A scheme document containing, among other things, further details about the Proposal and the Scheme, the expected timetable, the explanatory statement required under the Companies Ordinance, information regarding the HIL Group and the HLD Group, valuation reports, the recommendation of the independent board committee of HIL with respect to the Proposal, a letter of advice from the independent financial adviser of HIL to such independent board committee, a notice of the Court Meeting and a notice of an extraordinary general meeting of HIL will be despatched to the HIL Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

The HIL Shares in which Dr. Lee Shau Kee and the other HLD Directors mentioned above were interested in have an aggregate value of about HK$308 million based on the Cancellation Price. The payment of the consideration to Dr. Lee Shau Kee and such HLD Directors in consideration for the cancellation of their interests in HIL constitutes a connected transaction for HLD under the Listing Rules. However, as the aggregate value of the consideration to be paid of about HK$308 million represents less than 3 per cent. of the net tangible assets of HLD as at 30th June, 2002 based on its audited consolidated accounts as at that date, approval from the independent shareholders of HLD will not be required. The Scheme Shareholders include independent shareholders, HK Ferry and such HLD Directors mentioned above.

The Proposal constitutes a discloseable transaction for HLD under the Listing Rules and a circular containing details of the Proposal will be despatched to HLD Shareholders as soon as practicable. It is intended that the circular to HLD Shareholders will be despatched on the same date as the scheme document is despatched to HIL Shareholders, which is expected to be on or before 26th November, 2002.

As a number of HLD Directors are interested in HIL Shares, such HLD Directors may be perceived to be faced with a conflict of interest and in such circumstances may be required to obtain independent advice as to whether the making of the Proposal is in the interests of HLD Shareholders pursuant to Rule 2.4 of the Takeovers Code, an application has been made to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission to seek a waiver from compliance with the requirements under Rule 2.4 of the Takeovers Code.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "Announcement Date" | 5th November, 2002, being the date of this announcement |
| "Authorisations" | all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal |

| | |
|---|---|
| "Cancellation Price" | the cancellation price of HK$7.35 per HIL Share payable by HLD to the Scheme Shareholders |
| "Companies Ordinance" | the Companies Ordinance, Chapter 32 of the Laws of Hong Kong |
| "Court Meeting" | a meeting of the HIL Independent Shareholders to be convened at the direction of the Court of Hong Kong at which the Scheme will be voted upon, or any adjournment thereof |
| "HIL" | Henderson Investment Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "HIL Director(s)" | director(s) of HIL |
| "HIL Group" | HIL and its subsidiaries |
| "HIL Independent Shareholders" | shareholders of HIL other than HLD or any of its subsidiaries and parties acting in concert with HLD or any of its subsidiaries, which include Dr. Lee Shau Kee, Mr. Lee King Yue, Mr. Lo Tak Shing, Mr. Leung Sing, Mr. Lee Tat Man, Mr. Ho Wing Fun and HK Ferry |
| "HIL Shareholder(s)" | holder(s) of the HIL Shares |
| "HIL Shares" | share(s) of HK$0.20 each in the capital of HIL |
| "HK$" | Hong Kong dollar(s), the lawful currency of Hong Kong |
| "HLD" | Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange |
| "HLD Directors" | director(s) of HLD |
| "HLD Group" | HLD and its subsidiaries |
| "HLD Shareholder(s)" | holder(s) of the HLD Shares |
| "HLD Shares" | share(s) of HK$2.00 each in the capital of HLD |
| "Hong Kong" | the Hong Kong Special Administrative Region of the PRC |
| "HSBC" | The Hongkong and Shanghai Banking Corporation Limited, an exempt dealer under the Securities Ordinance and a licensed bank under the Banking Ordinance, the financial adviser to HLD in connection with the Proposal |

| | |
|---|---|
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "NTAV" | the consolidated net tangible asset value of HIL as at 30th June, 2002 based on the audited accounts of HIL for the year ended 30th June, 2002 as set out in the latest annual report of HIL despatched to HIL Shareholders on 28th October, 2002 |
| "PRC" | People's Republic of China |
| "Proposal" | the proposal for the privatisation of HIL by HLD by way of the Scheme |
| "Relevant Authorities" | appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions |
| "Scheme" | a scheme of arrangement under Section 166 of the Companies Ordinance involving the cancellation of all the Scheme Shares |
| "Scheme Share(s)" | HIL Share(s) held by the Scheme Shareholders |
| "Scheme Shareholder(s)" | HIL Shareholder(s) other than HLD or any of its subsidiaries |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Takeovers Code" | The Hong Kong Code on Takeovers and Mergers |

On behalf of the board of
**Henderson Land Development Company Limited**
**John Yip**
*Secretary*

On behalf of the board of
**Henderson Investment Limited**
**John Yip**
*Secretary*

Hong Kong, 5th November, 2002

*The HLD Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HIL Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*The HIL Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the HLD Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*